Via Facsimile and U.S. Mail
Mail Stop 6010


July 26, 2005


Mr. Fenel M. Eloi
Chief Financial Officer
Interleukin Genetics, Inc.
135 Beaver Street
Waltham, MA 02452

      Re:	Interleukin Genetics, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
	            File No. 000-23413

Dear Mr. Eloi:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief